UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MoneyOnMobile, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

60937K206

(CUSIP Number)

Dirk Slob
S7 Finance B.V.
Tower A, Level 12

Strawinskylaan, 1209 1077XX

Amsterdam, The Netherlands

+31208081081

With a copy to:

Mara H. Rogers

Norton Rose Fulbright US LLP

1301 Avenue of the Americas

New York, New York 10019-6022

(212) 318-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60937K206

(1)	Names of Reporting Persons S7 Finance B.V.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) 00
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0%
(14)	Type of Reporting Person (See Instructions) HC

CUSIP No. 60937K206

(1)	Names of Reporting Persons JSC Siberia Airlines
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Russia

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 60937K206

(1)	Names of Reporting Persons CJSC S7 Group
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Russia

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0%
(14)	Type of Reporting Person (See Instructions) HC

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common stock, par value $.001 per share (“Common Stock”), of MoneyOnMobile, Inc., a Texas corporation (the “Issuer”), whose principal executive offices are located at 500 North Akord Street, Suite 2850, Dallas, Texas 78201. This Amendment amends and supplements the original statement on Schedule 13D (the “Initial Schedule 13D”) jointly filed with the Securities and Exchange Commission on August 13, 2019 by (i) S7 Finance B.V., a private company with limited liability organized under the laws of The Netherlands (“S7 Finance”), (ii) JSC Siberia Airlines, a Russian public joint stock company and the sole shareholder of S7 Finance (“Siberia Airlines”), and (iii) CJSC S7 Group, a Russian closed joint stock company and the sole shareholder of Siberia ( “S7 Group” and collectively with S7 Finance and Siberia Airlines, the “Reporting Persons”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the Reporting Persons (Exhibit 1 to the Initial Schedule 13D).

Capitalized terms used in this Amendment and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Initial Schedule 13D. Except as amended and supplemented by this Amendment, the Initial Schedule 13D is unmodified. This Amendment constitutes an exit filing of the Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

The information set forth or incorporated in Item 6 hereof is incorporated in this Item 4 by reference.

On March 27, 2020, S7 Finance sold all of its securities of the Issuer in a private transaction to individuals Nachiketa Das and Alexander Bulgakov, in equal amounts, pursuant to a securities purchase agreement (the “Securities Purchase Agreement”), dated as of March 27, 2020, by and among S7 Finance, Nachiteka Das and Alexander Bulgakov.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As a result of the transaction described in Item 4 above, the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Issuer’s Common Stock.

(c) Not applicable.

(e) The Reporting Persons have ceased to be the beneficial owners of more than five percent (5%) of the Issuer’s Common Stock, effective as of March 27, 2020. The filing of this Amendment constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 4 hereof is hereby incorporated by reference herein.

Pursuant to the Securities Purchase Agreement, S7 Finance sold to Nachiketa Das and Alexander Bulgakov (the “purchasers”), in equal amounts, all of its securities of the Issuer, consisting of the Senior Notes, the 2019 Warrants, the Series H Preferred Stock and 2018 Warrants described in the Initial Schedule 13D and an unsecured uncommitted promissory note dated September 17, 2019 of the Issuer in favor of S7 Finance, pursuant to which S7 Finance has advanced One Hundred Ten Thousand Eight Hundred Fifty and 63/100 Dollars ($110,850.63), for an aggregate purchase price of Fifty Thousand and 0/100 Dollars ($50,000). Pursuant to the Securities Purchase Agreement, S7 Finance also transferred to the purchasers all its rights as a holder of the securities contained in the agreements and documents entered into in connection with S7 Finance’s acquisition of the Issuer securities. The purchasers acquired S7 Finance's Issuer securities and rights, subject to the restrictions, obligations, terms and conditions contained in the Issuer securities and the agreements and documents entered into in connection with S7 Finance’s acquisition of the Issuer securities. To the extent that S7 Finance held any rights with respect to the Issuer securities or the Issuer that were not transferred to the purchasers, S7 relinquished any such rights.

Effective as of the closing of the sale transaction, S7 resigned as the collateral agent under the Security Agreement and as the senior agent under the Subordination and Standstill Agreement.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is filed herewith as an Exhibit and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following Exhibit at the end of this item:

Exhibit 12	Securities Purchase Agreement, dated as of March 27, 2020, by and among S7 Finance B.V., Nachiketa Das and Alexander Bulgakov.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2020

S7 Finance B.V.		JSC Siberia Airlines

By:	/s/ Dirk Slob	By:	/s/ Dirk Slob
Name:	Dirk Slob	Name:	Dirk Slob
Title:	Attorney-In-Fact	Title:	Attorney-In-Fact

CJSC S7 Group

By:	/s/ Dirk Slob
Name:	Dirk Slob
Title:	Attorney-In-Fact